August 15, 2016

Via EDGAR

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Net Element, Inc.
Request for Withdrawal of Registration Statement on Form S-3
File No. 333-204840

Ladies and Gentlemen:

Net Element, Inc., a Delaware corporation (the “Company”), hereby requests that its Registration Statement on Form S-3 (File No. 333-204840), originally filed with the Securities and Exchange Commission (the “Commission”) on June 9, 2015 (as amended, the “Registration Statement”), together with all exhibits and amendments thereto, be withdrawn, with such withdrawal to be effective as of the date hereof pursuant to Rule 477 under the Securities Act of 1933, as amended (the “Act”).

The Company is requesting the withdrawal of the Registration Statement, which registered the resale of the Company’s common stock (the “Common Stock”) that would have issued upon conversion of the Company’s 7% senior convertible notes (the “Notes”) and upon exercise of certain warrants issued in connection with the Notes (the “Warrants”).  The Notes and the Warrants were terminated prior to any such conversion or exercise and are no longer outstanding.  Accordingly, the resale by the selling security holders named in the Registration Statement of the Common Stock will no longer occur.  The Company confirms that no securities have been sold or will be sold pursuant to the Registration Statement.

The Company requests in accordance with Rule 457(p) under the Act that all fees paid to the Commission in connection with the filing of the Registration Statement be credited for future use.

Should you have any questions or comments after reviewing this letter, please do not hesitate to contact me directly at 305-588-0122, or our outside counsel, Serge Pavluk of Snell & Wilmer L.L.P. at 714-427-7442 or Joshua Schneiderman of Snell & Wilmer L.L.P. at 213-929-2545 with any questions, or if you wish to discuss the above request.

Securities and Exchange Commission

August 15, 2016

On behalf of the Company and our legal counsel, please accept our thanks for your assistance and cooperation throughout the Company’s registration process.

Very truly yours,

/s/ Jonathan New

Jonathan New

Chief Financial Officer

Net Element, Inc.

cc:	Serge Pavluk, Snell & Wilmer L.L.P.
Joshua Schneiderman, Snell & Wilmer L.L.P.